UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2020

Commission Filing Number: 001-38205

ZAI LAB LIMITED
(Translation of registrant’s name into English)

4560 Jinke Road, Bldg. 1, 4F, Pudong, Shanghai, China 201210
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:
Form 20-F ⌧ Form 40-F ◻

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ◻

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ◻

Extraordinary General Meeting

Zai Lab Limited (the “Company”) announced today that an extraordinary general meeting (the “Meeting”) of the Company will be held on Friday, September 4, 2020 at 8:00 p.m. (China time) / 8:00 a.m. (EST) at Building 1, 4/F, Denali Room, Jinchuang Plaza 4560 Jinke Road Shanghai, China 201210. The Board of Directors of the Company resolved to convene the Meeting to consider and vote on resolutions relating to an increase to the authorized share capital of the Company and an amendment and restatement of the Company’s Fourth Amended and Restated Memorandum of Association to reflect such increase to the authorized share capital of the Company.

A copy of the Notice of Extraordinary General Meeting is attached to this Form 6-K as Exhibit 99.1.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Notice of Extraordinary General Meeting

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  August 7, 2020

ZAI LAB LIMITED
By:	/s/ Samantha Du
Name:	Samantha Du
Title:	Chief Executive Officer

Exhibit 99.1

ZAI LAB LIMITED

NOTICE OF EXTRAORDINARY GENERAL MEETING
to be held on September 4, 2020
(or any adjourned or postponed meeting thereof)

NOTICE IS HEREBY GIVEN that an Extraordinary General Meeting (“EGM”) of Zai Lab Limited (NASDAQ: ZLAB) (the “Company” or “we”) will be held at Friday, September 4, 2020 at 8:00 p.m. (China Time) / 8:00 a.m. (EST). The EGM will be held at Building 1, 4/F, Denali Room, Jinchuang Plaza 4560 Jinke Road Shanghai, China 201210.

Members of record of the Company’s ordinary shares, par value US$0.00006 per share (“Ordinary Shares”), registered on the Company’s Register of Members as of the close of business on August 7, 2020 (China time) (the “Record Date”) are cordially invited to attend the EGM. Members of each Ordinary Share issued and registered on the Company’s Register of Members as of the Record Date is entitled to vote at the EGM. The resolutions put to the vote at the EGM will be decided by poll.

The EGM will be held for the purpose of considering and, if thought fit, passing and approving the following resolutions:

Resolution 1:

AS AN ORDINARY RESOLUTION:

That the shareholders of the Company hereby authorize, approve, and confirm with immediate effect that the authorized share capital of the Company be increased to US$30,000 divided into 500,000,000 shares of a nominal or par value of US$0.00006.

Resolution 2:

AS A SPECIAL RESOLUTION:

That, in connection with the increase in share capital, the shareholders of the Company hereby authorize, approve, and confirm with immediate effect that the Fourth Amended and Restated Memorandum of Association of the Company be replaced in its entirety with the consolidated version as tabled at the Meeting and as attached to the notice of the Extraordinary General Meeting.

By Order of the Board of Directors,

/s/ Samantha Du
Samantha Du
Director & Chief Executive Officer

Shanghai, China
August 7, 2020